POSEIDIS, INC.
                          222 Lakeview Avenue, PMB 160
                            West Palm Beach, FL 33401


                                                       November 21, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Poseidis, Inc. (the "Company")
                  Schedule 14C Information Statement
                  File No. 000-26329

Ladies and Gentlemen:

     In connection  with the Company's  Information  Statement filed pursuant to
Section 14(c) of the Securities Exchange Act of 1934, we represent the following: The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

     Comments of the Securities and Exchange Commission staff or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

     The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                Very truly yours,

                                                Poseidis, Inc.

                                                /s/ Louis Pardau dit Pardo
                                                -----------------------------
                                                Louis Pardau dit Pardo
                                                President